UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
September 21, 2026

In the Matter of

Thai Yee Hong Technology Holdings Pte Ltd
8 Ubi Road 2 Zevex #08-13
Singapore 408538

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-291437

THAI YEE HONG TECHNOLOGY HOLDINGS PTE LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

THAI YEE HONG TECHNOLOGY HOLDINGS PTE LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 21, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief